

March 21, 2012

Via E-mail
Mr. George F. Jones, Jr.
Chief Executive Officer
Texas Capital Bancshares, Inc.
2000 McKinney Avenue, Suite 700
Dallas, TX 75201

      Re: Texas Capital Bancshares, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed February 23, 2012
             Current Report on Form 8-K
             Filed May 17, 2011
             File No. 001-34657

Dear Mr. Jones:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Notes to the Financial Statements

Note 23- Legal Matters, page 97

1.   We note your disclosure that you are aggressively defending against a $65.4 million jury verdict that was rendered in August 2011, in Antlers, Oklahoma that was filed by one of the guarantors of a defaulted loan.

- If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Refer to ASC 450-20-50;

- Please tell us whether you have accrued any liability related to this matter and, if so, when that amount was accrued. If not, explain to us how you determined a liability was not probable and/or reasonably estimable, given that the jury has rendered a verdict and quantified the associated liability. Refer to ASC 450-20-25-2; and

- Provide us with any recent developments related to the above matter through the date of your response.

Form 8-K filed May 17, 2011

Item 5.07

2.   We note that you did not disclose the company's decision in light of the vote on frequency of future shareholder votes on executive compensation, as required by Item 5.07(d) of Form 8-K. Please advise us where you have provided the disclosure; if you received a waiver; or amend the 8-K to provide this information.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christina Harley, Staff Accountant, at (202) 551-3695, if you have any questions regarding comments on the financial statements and related matters. If you have additional comments regarding financial matters, you may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3464.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney